Exhibit 4.2

HADRON, INC.

NON-QUALIFIED STOCK OPTION AGREEMENT

This Non-Qualified Stock Option Agreement (the “Agreement”), effective as of January 16, 2001 (the “Date of Grant”), is made by and between Hadron, Inc., a New York corporation (the “Company”), and Sterling E. Phillips, Jr. (“Recipient”).

Background

WHEREAS, the Company and Recipient have entered into an Employment Agreement dated as of January 16, 2001 (“Employment Agreement”) whereby Company has agreed to grant Recipient options to purchase restricted shares of the common stock bearing a standard Rule 144 Legend, par value $.02 per share (“Common Stock”) in the Company;

THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the Company and the Recipient agree as follows:

1.	Grant of Option. In consideration of service to the Company and for other good and valuable consideration, the Company grants to the Recipient an option to purchase 875,725 restricted shares of the Company’s Common Stock bearing a standard Rule 144 Legend in accordance with the terms and conditions of the Employment Agreement and this Agreement (the “Option”).

2.	Option Price. The purchase price of the shares of stock covered by the Option shall be $1.375 per share.

3.	Adjustments. If a stock dividend, stock split, share combination, exchange of shares, recapitalization, consolidation, spin-off, reorganization, or liquidation of or by the Company shall occur, the Board of Directors of the Company (the “Board”) may adjust the number and class of shares then subject to the Option and the price per share payable upon exercise of the Option to the extent the Board deems appropriate to reflect the applicable transaction.

4.	Manner of Exercise. The Option, or any portion of the Option, may be exercised only in accordance with the terms of this Agreement and solely by delivery to the Secretary of the Company (the “Secretary”) of all of the following items prior to the time when the Option or such portion becomes unexercisable under the terms of the Employment Agreement:

(a)	Notice in writing signed by the Recipient or the other person then entitled to exercise the Option or portion of the Option, stating the intention to exercise the Option or portion of the Option, such notice complying with all applicable rules (if any) established by the Board or the Compensation Committee thereof (the “Committee”);

(b)	Full payment (in cash or by cashiers’ or certified check) for the shares with respect to which the Option or portion thereof is exercised;

(c)	Full payment (in cash or by certified check) upon demand of an amount sufficient to satisfy any federal (including FICA and FUTA amounts), state, and/or local withholding tax requirements at the time the Recipient or his beneficiary recognizes income for federal, state, and/or local tax purposes as the result of the receipt of shares pursuant to the exercise of the Option or portion of the Option; and

(d)	A bona fide written representation and agreement, in a form satisfactory to the Board, signed by the Recipient or other person then entitled to exercise the Option or portion of the Option, acknowledging that the shares are being acquired for his own account, for investment and without any present intention of distributing or reselling said shares or any of them except as may be permitted under the Securities Act of 1933, as amended (the “Act”), and that the Recipient or other person then entitled to exercise the Option or portion of the Option will indemnify the Company against and hold it free and harmless from any loss, damage, expense or liability resulting to the Company if any sale or distribution of the shares by such person is contrary to the representation and agreement referred to above. The Board may, in its absolute discretion, take whatever additional actions it deems appropriate to ensure the observance and performance of such representations and agreement and to effect compliance with all federal and state securities laws or regulations. The Board may require an opinion of counsel acceptable to the Board to the effect that any subsequent transfer of shares acquired on an Option exercise does not violate the Act and may issue stop-transfer orders covering such shares. The written representations and agreement referred to in the first sentence of this subsection (e), however, shall not be required if the shares to be issued pursuant to such exercise have been registered under the Act, and such registration is then effective in respect of such shares.

5.	Conditions to Issuance of Stock Certificates. The shares of stock deliverable upon the exercise of the Option, or any portion thereof, may be either previously authorized but unissued shares or issued shares which have been reacquired by the Company. Such shares shall be fully paid and nonassessable.

6.	Rights of Shareholders. The Recipient shall not be, nor have any of the rights or privileges of, a shareholder of the Company in respect of any shares purchasable upon the exercise of any part of the Option unless and until certificates representing such shares shall have been issued by the Company to the Recipient.

7.	Vesting and Exercisability. A Recipient’s interest in the Option shall vest according to the provisions of this Section 7 and shall be exercisable as to not more than the vested percentage of the shares subject to the Option at any point in time. To the extent the Option is either unexercisable or unexercised, the unexercised portion shall accumulate until the Option both becomes exercisable and is exercised, subject to the provisions of Section 8 of the Agreement. The Option shall vest according to the following schedule:

Percent Vested	Years From Date of Grant
33 1/3%	0
66 2/3%	1
100%	2

The Board, in its sole and absolute discretion, may accelerate the vesting of the Option at any time.

8.	Forfeitures of Vested Options. In the event the Recipient shall materially violate the restrictive covenant provisions of the Recipient’s employment agreement or the agreement setting forth the terms and conditions of Recipient’s employment (such material violation being a “Material Violation”), then, to the extent all, or any portion, of the Recipient’s Options have become vested pursuant to Section 7 above (“Vested”) but have not been exercised, then all such Vested but unexercised Options shall be forfeited and shall be terminated and cancelled. Furthermore, in the event of such Material Violation, all non-Vested Options shall be terminated and cancelled. The determination of whether there has been a Material Violation shall be made by the Company, in its sole but reasonable discretion.

9.	Divestiture of Shares. In the event of a Material Violation after the exercise of any or all of the Recipient’s Options, then this Section shall apply. If a Material Violation occurs and the Recipient then owns all or any portion of the Shares obtained through the exercise of the Option, then the Company shall have the right, but not the obligation, to repurchase such Shares from the Recipient for an amount per Share equal to the Exercise Price plus any related income taxes and FICA paid or payable by the Recipient as a result of the exercise of the Option with respect to those repurchased Shares.

If a Material Violation occurs and the Recipient has sold or otherwise transferred all or any portion of the Shares obtained through the exercise of the Option, then the Recipient shall pay to the Company any “gain realized” on such sale or other transfers of the Shares. For purposes of this paragraph, the “gain realized” shall equal the “net sales price” (I.e., net of reasonable commissions and transaction costs of the sale) of the Shares sold or transferred, minus the Exercise Price for such Shares, and minus any income and/or capital gains taxes and FICA paid or payable by the Recipient that are a direct result of the exercise of the Option (with respect to such sold or transferred Shares) and/or the direct result of the sale or other transfer of the Shares. In the event the sale or other transfer was to a related party at less than fair market value (e.g., a gift or bargain sale), the “net sales price” shall be deemed to equal the fair market value of the Shares at the time of such sale or other transfer. Such fair market value shall be determined by the Company, in its sole but reasonable discretion.

10.	Duration of Option. Except as specified below, the Option shall expire on the fifth (5th) anniversary of the Date of Grant. Notwithstanding the foregoing, the Option may expire prior to the fifth anniversary of the Date of Grant, in the following circumstances:

(a)	If the Recipient dies, the Option shall expire on the one-year anniversary of the date of the Recipient’s death. During the one-year period following the Recipient’s death, the Option may be exercised by the beneficiary or the estate of the Recipient to the extent it could have been exercised at the time the Recipient died, subject to any adjustment under Section 3 hereof.

(b)	If the Recipient terminates employment with the Company because of his Disability, the Option shall expire on the one-year anniversary of the Recipient’s last day of employment with the Company. During the one-year period following the Recipient’s termination of employment by reason of Disability, the Option may be exercised as to the number of Shares for which it could have been exercised at the time the Recipient became disabled, subject to any adjustments under Section 3 hereof.

(c)	If the Recipient terminates employment with the Company by reason of normal retirement under the Company’s retirement policies, the Option shall expire ninety days after the Recipient’s last day of employment with the Company. During the ninety day period following the Recipient’s normal retirement, the Option may be exercised as to the number of Shares for which the Option would have been exercisable on the retirement date, subject to any adjustment under Section 3 hereof.

(d)	If the Recipient’s employment with the Company terminates for any reason other than death, Disability or retirement, the Option shall expire at 5:00 p.m. on the last day of the Recipient’s employment with the Company, unless the Board sets a later expiration date prior to the Recipient’s last day of employment. The Board may not delay the expiration of the Option more than 90 days after termination of the Recipient’s employment. During any delay of the expiration date, the Option shall be exercisable only to the extent it is exercisable on the date the Recipient’s employment terminates.

(e)	Notwithstanding any provisions set forth above in this Section 10 and as determined solely by the Company, if the Recipient shall (i) commit any act of malfeasance or wrongdoing affecting the Company or its affiliates, (ii) breach any covenant not to compete or the Employment Agreement with the Company or any affiliate, or (iii) engage in conduct that would warrant the Recipient’s discharge for cause, any unexercised part of the Option shall expire immediately upon the earlier of the occurrence of such event or the last day the Recipient is employed by the Company.

11.

Administration. The Board shall have the power to interpret this Agreement and to adopt such rules for the administration, interpretation and application of the Agreement as are consistent herewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and binding upon the Recipient, the Company and all other interested persons. No member of the Board shall be personally liable for any action, determination or interpretation made in good faith with respect to this Agreement or any similar agreement to which the Company is a party.

12.	Options Not Transferable. Neither the Option nor any interest or right therein or part thereof shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition is voluntary or involuntary or by operation of law, by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) and any attempted disposition thereof shall be null and void and of no effect; provided, however, that this Section 11 shall not prevent transfers by will or by the applicable laws of descent and distribution.

13.	Change of Control. If a Change of Control occurs, prior to the expiration of the Option, as defined in Section 13 herein, the Board may, in its discretion, take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise of the Option, (ii) provide for payment to the Recipient of cash or other property with a fair market value equal to the amount that would have been received upon the exercise of the Option had the Option been exercised or paid upon the Change of Control, (iii) adjust the terms of the Option in a manner determined by the Board to reflect the Change of Control, (iv) cause the Option to be assumed, or new rights substituted therefor, by another entity, (v) make such other provision as the Board may consider equitable to the Recipient and in the best interests of the Company, or (vi) designate a date when the Option, if not exercised, shall terminate; provided however, that such a date shall not be so designated unless the Board provides at least 30 days advance written notice of the date of termination to the Recipient. In such any event, all other provisions, terms and conditions of this Agreement and the Employment Agreement shall remain in full force and effect and the Board is expressly authorized to take the action described in the preceding sentence and to amend this Agreement or the Employment Agreement or take such other actions as may be necessary, appropriate or incidental to the actions described above.

“Change of Control” shall mean (a) an agreement by the Company to sell all or substantially all of its assets, merge, dissolve, liquidate or reorganize; (b) an agreement by the holders of a majority of the common stockholders of the Company to sell a majority of the outstanding Common Stock of the Company to a third party; or (c) the occurrence of any other change in control event, as defined by the Board.

14.	Shares to be Reserved. The Company shall at all times during the term of the Option reserve and keep available such number of shares of stock as will be sufficient to satisfy the requirements of this Agreement.

15.

Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of its Secretary and any notice to be given to the Recipient shall be addressed to him at the address given beneath his signature below. By a notice given pursuant to this Section 15, either party may hereafter designate a different address for notices to be given to him. Any notice which is required to be given to the Recipient shall, if the Recipient is then deceased, be given to the Recipient’s personal representative if such representative has previously informed the Company of his status and address by written notice under this Section 15. Any notice shall have been deemed duly given when enclosed in a properly sealed envelope addressed as aforesaid, deposited (with postage prepaid) in a United States postal receptacle.

16.	Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

The Company and the Recipient have executed this Agreement effective as of the date first written above.

HADRON, INC.

By:	/s/ Jon M. Stout
Jon M. Stout Chairman

RECIPIENT

/s/ Sterling Phillips
Sterling Phillips